UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

MI Developments Inc.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
55304X104
(CUSIP Number)
North Run Capital, LP
One International Place, Suite 2401
Boston, MA 02110
(617) 310-6130
Attention: General Counsel
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
June 30, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS North Run Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ * * Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,058,252

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,058,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,058,252

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS North Run GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ * * Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,058,252

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,058,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,058,252

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS North Run Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ * * Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,058,252

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,058,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,058,252

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS Todd B. Hammer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ * * Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,058,252

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,058,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,058,252

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS Thomas B. Ellis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ * * Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,058,252

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,058,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,058,252

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D
This Amendment No. 5 to Schedule 13D (as amended, the “Schedule 13D”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, a Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis. Todd B. Hammer and Thomas B. Ellis are the principals and sole members of North Run. North Run is the general partner for both the GP and the Investment Manager. The GP is the general partner of North Run Capital Partners, LP, a Delaware limited partnership (the “Fund”), North Run Qualified Partners, LP, a Delaware limited partnership (the “QP Fund”), and North Run Master Fund, LP, a Cayman Island exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and North Run Offshore Partners, Ltd., a Cayman Island exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Schedule 13D relates to common shares (“Common Shares”) of MI Developments Inc., an Ontario corporation (the “Issuer”), held by the Master Fund (the “Shares”).
Except as set forth below, all previously reported items remain unchanged.
Item 4. Purpose of the Transaction
The Shares were acquired and are held for investment purposes. The Shares were acquired in the ordinary course of business and not for the purpose of changing or influencing control of the Issuer.
On December 22, 2010, the Master Fund, along with other Class A shareholders, collectively representing over 50% of the holders of the Class A Subordinate Voting Shares (“Class A Shares”) of the Issuer, entered into a Support Agreement with the Issuer’s controlling shareholder, a company controlled by the Stronach Trust (affiliated with Frank Stronach, the Issuer’s Chairman and CEO). Under the Support Agreement, each such Class A shareholder agreed with the controlling shareholder to, among other things, support and vote in favor of a proposal to reorganize the Issuer. A copy of the Support Agreement was attached as Exhibit 2 to Amendment No. 3 to the Schedule 13D related to the Issuer filed with the Securities and Exchange Commission on December 23, 2010. The proposed reorganization would eliminate the Issuer’s dual class share structure by (1) cancelling the Class B Voting Shares (the “Class B Shares”) held by the controlling shareholder in exchange for the transfer of the Issuer’s horseracing, gaming and certain real estate assets (together with related assets and liabilities) to the controlling shareholder, and (2) converting the remaining Class B Shares (at 1.2:1 ratio) and Class A Shares (at 1:1 ratio) into Common Shares. The Issuer would retain its income-producing real estate property business and would be restricted from engaging in or having an interest in any business relating to horse racing or gaming. A new board of directors would be elected by shareholders other than the controlling shareholder at a meeting to approve the reorganization transaction, with nominees to be proposed by the supporting shareholders.

On January 31, 2011, in connection with the Issuer and its controlling shareholder entering into definitive documentation with respect to the reorganization, the Master Fund, along with the other supporting shareholders, entered into an Agreement Regarding Arrangement with the Issuer and its controlling shareholder (attached as Exhibit 3 to Amendment No. 4 to the Schedule 13D related to the Issuer filed with the Securities and Exchange Commission on February 1, 2011). The Agreement Regarding Arrangement addressed various matters related to the reorganization, and included an agreement by the Master Fund not to enter into any additional agreement regarding the exercise of voting rights with any other shareholder of the Issuer until the date 180 days following the closing date of the reorganization (other than in response to unanticipated matters arising after the closing date), and, if the Master Fund were to become a beneficial owner of at least 10% of any class of the Issuer’s securities, not to dispose of any shares of the Issuer prior to the closing of the reorganization.
On June 30, 2011, the Issuer announced the closing of the reorganization, as a result of which all Class B Shares will be cancelled or exchanged (as described above) and the Issuer will have a single class of shares outstanding which is renamed Common Shares. After giving effect to the reorganization, the Reporting Persons’ beneficial ownership reflects 4.39% of the Common Shares. In addition, in connection with and effective upon the reorganization, affiliates of Frank Stronach and the Stronach Trust cease to hold a controlling interest in the Issuer, and the Master Fund has entered into a broad release in favor of the Stronach affiliates as well as former directors and officers of the Issuer and has consented to the dismissal of pending legal action against the Issuer and such parties.
Item 5. Interest in Securities of the Issuer
(a)
As of July 1, 2011, the Reporting Persons beneficially own 2,058,252 Common Shares, which represents 4.39% of the Issuer’s outstanding Common Shares. This percentage was calculated by dividing 2,058,252 by 46,846,363, the approximate number of Common Shares outstanding as of June 30, 2011 after giving effect to the reorganization as set forth in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 30, 2011.

(b)
The Reporting Persons have shared power to vote and dispose of the Common Shares held by the Master Fund. As the principals of North Run, the GP and the Investment Manager, Messrs. Ellis and Hammer may direct the vote and disposition of the Shares.

(c)
The trade date, number of Class A Shares or Common Shares (as applicable), and price per Share (including commissions) for all purchases and sales of Class A Shares or Common Shares (as applicable) during the past 60 days by the Reporting Persons are as follows: 8,100 Class A Shares sold May 2, 2011 for $30.70 per share, 2,100 Class A Shares sold May 3, 2011 for $30.70 per share, 164,711 Class A Shares sold May 31, 2011 for $30.70 per share, and 1,700 Class A Shares sold June 2, 2011 for $30.70 per share. Such transactions were open-market transactions effected by the Master Fund.

(d)	Not Applicable.
(e)	As of April 25, 2011, the Reporting Persons ceased to beneficially own more than 5% of the Common Shares.
Item 7. Material to be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated July 1, 2011

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 1, 2011

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC, its general partner

By:	/s/ Thomas B. Ellis Name: Thomas B. Ellis
Title: Member

and

By:	/s/ Todd B. Hammer

Name: Todd B. Hammer
Title: Member

NORTH RUN GP, LP

By:	North Run Advisors, LLC, its general partner

By:	/s/ Thomas B. Ellis

Name: Thomas B. Ellis
Title: Member

and

By:	/s/ Todd B. Hammer

Name: Todd B. Hammer
Title: Member

NORTH RUN ADVISORS, LLC

By:	/s/ Thomas B. Ellis

Name: Thomas B. Ellis
Title: Member

and

By:	/s/ Todd B. Hammer

Name: Todd B. Hammer
Title: Member

/s/ Thomas B. Ellis

Thomas B. Ellis

/s/ Todd B. Hammer

Todd B. Hammer